SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

AMENDMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2004

On February 4, 2005, the registrant filed information on Form 6-K with the Securities and Exchange Commission regarding its financial condition and results of operations for the third quarter ended December 31, 2004. The registrant hereby amends its consolidated financial condition and results of operations for the third quarter ended December 31, 2004 as follows to correct the amount of “revenues from telephone subscriber lines in Voice Transmission (excluding IP)” included in the Operating Revenues of NTT Communications and described in the Notes to “4-2. Financial Results and Projections of Core Group Companies” of the Supplementary Data, the Nine Months Ended December 31, 2004. The financial information included therein was prepared on the basis of accounting principles generally accepted in Japan.

This amendment is not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was filed on February 4, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: February 14, 2005

February 14, 2005

Correction of Supplementary Data, the Nine Months Ended December 31, 2004

We hereby correct the Supplementary Data, the Nine Months Ended December 31, 2004 which was released on February 4, 2005. The amount corrected is underlined.

After Correction

4-2. Financial Results and Projections of Core Group Companies

Note

Operating Revenues of NTT Communications for the nine months ended Dec 31, 2004 include revenues from telephone subscriber lines (190.6 billion yen) in Voice Transmission (excluding IP), revenues from OCN (99.2 billion yen), IP-VPN (46.2 billion yen) and e-VLAN (25.0 billion yen) in IP Services, revenues from Frame Relay / Cell Relay (24.9 billion yen) in Data Transmission, and revenues from conventional leased circuits (9.9 billion yen) and high-speed digital (50.1 billion yen) in leased circuit, respectively.

Before Correction

4-2. Financial Results and Projections of Core Group Companies

Note

Operating Revenues of NTT Communications for the nine months ended Dec 31, 2004 include revenues from telephone subscriber lines (204.7 billion yen) in Voice Transmission (excluding IP), revenues from OCN (99.2 billion yen), IP-VPN (46.2 billion yen) and e-VLAN (25.0 billion yen) in IP Services, revenues from Frame Relay / Cell Relay (24.9 billion yen) in Data Transmission, and revenues from conventional leased circuits (9.9 billion yen) and high-speed digital (50.1 billion yen) in leased circuit, respectively.

For inquiries, please contact:
Investor Relations Group
Department IV.
Nippon Telegraph and Telephone Corporation
Attn: Nemoto (Mr.) or Inoue (Mr.)
Tel: +81-3-5205-5581
E-mail:investors@hco.ntt.co.jp